Mail Stop 3-9									January 13,
2005

Nigel Johnson
Arch Management Services, Inc.
4-2341 West Broadway
Vancouver, BC V6K 2E6

Re:	Arch Management Services, Inc.
	Registration Statement on Form SB-2
      Filed December 17, 2004
	File Number 333-121356

 Dear Mr. Johnson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding this material.
2. In your amendments, please restate our comment. Then explain the changes that have been made and reference the page numbers in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.



Prospectus Summary, page 5
Overview, p. 1
3. Please explain what you mean by managing "business affairs" and "promotion of business interests." Also, please explain how the Company will generate revenues from the services it provides.
Risk Factors, page 6
General
4. Please reorganize your Risk Factors grouping similar risk factors together with headings identifying the general nature of the risks in each subsection. For example, risks relating to your company, risks relating to your industry and risks relating to an investment in your common stock.
Risks Relating to our Business, p. 5
5. Please include a separate risk factor disclosing that your common stock will be considered a penny stock. The risk factor should discuss the limitations on sales by broker dealers and the impact on liquidity.
"Our auditors have determined...," p. 6
6. Please explain the consequences not being able to continue as a going concern to the investor so that investors can understand the consequences. Additionally disclose the consequences a going concern opinion may have on your ability to raise additional funds or obtain loans.
"We will not have sufficient funds...,"p.6
7. Please expand your discussion in this risk factor so that investors can better understand the risk posed. Specifically, disclose the minimum amount you need to raise in order to begin operations and the length of time you expect this amount to last. Your discussion and heading should make it clear to potential investors if this amount is not raised, it is likely that they will lose the entire amount of their investment.
8. Please revise to disclose that the offering expenses and the loan from Mr. Johnson will be paid first. Therefore, if you raise less than $26,813 investors will lose their entire investment.

"Investors in this offering may suffer substantial dilution...,"
p. 7
9. This risk factor appears to discuss two separate risks. The first risk relates to potential dilution for investors in the offering. The second risk relates to the ability to obtain additional financing when and if needed. Please separate the risk factor into two separate factors under distinct headings for each factor. Alternatively, you may move the references to the need for additional funding into the subsequent risk factor, which also appears to address the need for additional financing.


"Our operating results could be impaired if we become subject to
...."
p. 8
10. Since you are unaware of any current regulations, laws or licensing requirements that exist or likely to be implemented, it appears that this risk would apply to all companies in your industry as well as companies in all industries. Please revise to tailor the risk to your business or eliminate it from your risk factor discussion.

 "Our officers and directors currently own..." p. 9
11. In this risk factor, you should explicitly disclose the risk that shareholders will not be able to remove management from the Company.
12. If Messrs. Johnson and Nutt are parties to any voting agreements, please disclose this information and file the agreement as an exhibit to the registration statement.

"You will be providing substantially all of the cash for our operations ..." p. 10
13. According to footnote (12) on page 14, it appears that Mr. Johnson will be repaid if you receive $26,813 in proceeds. Therefore, it appears possible that investors may lose their entire investment and Messrs. Johnson and Nutt may only lose $400. Please revise to clarify.

"We have no employees...," p. 11
14. If Mr. Johnson or Mr. Nutt has any current plans to leave the Company, please revise to disclose this information.

Description of Business, p. 21

15. Please revise to include a more detailed discussion of what is involved in managing the business affairs of actors and entertainers and promoting their business interests.
16. Please disclose the primary attributes that lead to success in your industry and describe how competitive the Company is with respect to those attributes. As one example only, if experience representing actors and entertainers is an important indicia of success in your industry, then you should disclose this fact and then describe how the Company`s experience compares to that of competitors. You should include similar analysis for all relevant indicia in your industry. To the extent that your experience or skills compare unfavorably to the skills or experience of your competitors, then provide a more detailed discussion of these weaknesses in "Management consulting services provided to individuals working in the acting and entertainment industry ..." on page 8.
17. We note your discussion of Mr. Johnson`s appearance in numerous films and television programs. However, we could not establish his appearance in the listed projects. Please supplementally provide us with a description of his role in each of the listed projects. We may have further comment.
18. Please also disclose how Mr. Johnson`s experience in the acting/entertainment industry provides a useful background in the representation of entertainers in your industry.

19. We note your statement on page 24 that you would expect that revenues may be generated within 90 days after the commencement of your operations if your plans are successfully implemented.
Please
revise to clarify at what point you would consider your plans successfully implemented. For example, do you expect to begin generating revenues 90 days after you acquire all necessary equipment, your website is operational, and you begin participating in industry events or 90 days after you sign your first client?

20. Please revise page 25 to discuss the activities Mr. Johnson has engaged in to search for actors/entertainers who may agree to be represented.
21. What sources is Mr. Johnson using to contact potential clients.
For example, is he targeting acting schools, community theaters, people he previously worked with etc.?
Executive Compensation, p. 28
22. Please disclose when you expect to begin paying compensation to your officers and directors and the initial amounts you expect to pay. If the figures currently included are the initial salary amounts, please disclose this fact explicitly.

Financial Statements
Balance Sheet, page 30

23. Please confirm to us that deferred offering costs totaling $20,000 have been incurred during the period from September 9, 2004 through November 30, 2004 and you reasonably expect the proceeds of the offering to exceed these costs. If these amounts have not been incurred, please tell us how your accrual meets the conditions in paragraph 8 of SFAS 5. Expense costs of an offering if proceeds are not reasonably expected to exceed costs.

Statement of Operations, page 31

24. We note on page 28 that neither your officers nor directors have been paid any compensation. Please revise your financial statements to recognize the fair value of uncompensated, contributed services provided by these officers and directors or advise us. See Staff
Accounting Bulletin Topic 1:B.1.for guidance.

Notes to Financial Statements
Note 1. Summary of Significant Accounting Policies
Revenue, page 34

25. Your disclosure that revenue is recognized on the sale and delivery of a product or the completion of a service provided is vague. Please expand your disclosure to discuss the types of management consulting service revenues you plan to provide and disclose the related revenue recognition policy of each. Please address all of the criteria for revenue recognition listed in SAB Topic 13:A.1. that must be met in your accounting policy.

Recent Accounting Pronouncements, page 35

26. Please disclose all recent accounting pronouncements that you plan to adopt in the future, when you plan to adopt the accounting pronouncement and what impact the adoption of the accounting pronouncement will have on your financial statements. Please refer to SAB Topic 11:M.

Note 3. Significant Transactions with Related Parties, page 35

27. Please confirm that the financial statements of Arch include all costs incurred by the officers and directors of its behalf. We note that an officer has provided office services without charge. Please tell us the fair value of these services and explain to us why the amounts are not material.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Zafar Hasan at (202) 942-7381or me at (202)
942-
1840 with any other questions.

      Sincerely,



      Jeffrey Riedler
      Assistant Director

cc:	Ken Finklestein
	2200-1420 Fifth Avenue
	Seattle, WA 98101
	206-374-8176
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